MANAGEMENT’S DISCUSSION AND ANALYSIS
May 11, 2009
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. These forward-looking statements include, among others, statements with respect to the Company’s liquidity and capital resources, the impact of recently adopted accounting standards, the Company’s participation in the consolidation of the steel industry, the impact of compliance with environmental, health and safety laws, the impact of laws relating to greenhouse gases and air emissions, the impact of equipment failures, changes in capital markets, the Company’s financial and operating objectives and strategies to achieve them, and other statements with respect to the Company’s beliefs, outlooks, plans, expectations and intentions. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A., the liquidity of the Company’s long-term investments, including investments in auction rate securities, and the Company’s reliance on its 50%-owned joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 23 scrap recycling facilities and 60 downstream operations, the Company primarily serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. The Company’s majority shareholder is Gerdau S.A., a 100+ year old steel company, the largest producer of long steel products in the Americas and the world leader in specialty long steel for the automotive industry. The Company’s common shares are traded on the New York Stock Exchange, and the Toronto Stock Exchange under the ticker symbol GNA.
OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of 15 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod (rod). The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, and wire drawing.

RESULTS OF OPERATIONS
The Condensed Consolidated Financial Statements of Gerdau Ameristeel for the three months ended March 31, 2009 and 2008 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Condensed Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: Sand Springs Metal Processors (“SSMP”) — October 31, 2008; Metro Recycling (“Metro”) — October 27, 2008; Hearon Steel Co. (“Hearon”) — July 14, 2008, and Century Steel, Inc. (“CSI”) — April 1, 2008. CSI was acquired by Pacific Coast Steel (“PCS”); a majority owned joint venture of the Company.
Three months ended March 31, 2009, compared to three months ended March 31, 2008
The following tables summarize the results of Gerdau Ameristeel for the three months ended March 31, 2009 and 2008.
(US$ in thousands)

	Three Months Ended		Three Months Ended		% of Sales
	March 31,	% of	March 31,	% of	Increase	$ Increase
	2009	Sales	2008	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	192,500		505,247
Merchant/Special Sections/Structurals	601,886		1,351,851
Rod	117,167		199,306
Fabricated Steel	273,709		322,200

Total	1,185,262		2,378,604

Net sales	$1,037,699	100.0%	$2,031,662	100.0%		$(993,963)

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	930,877	89.7%	1,600,627	78.8%	10.9%	(669,750)
Selling and administrative	56,300	5.4%	54,576	2.7%	2.7%	1,724
Depreciation	52,329	5.1%	52,520	2.6%	2.5%	(191)
Amortization of intangibles	16,608	1.6%	24,163	1.2%	0.4%	(7,555)
Other operating expense (income), net	2,296	0.2%	(550)	0.0%	0.2%	2,846

	1,058,410	102.0%	1,731,336	85.3%	16.7%	(672,926)

(Loss) Income from operations	(20,711)	-2.0%	300,326	14.8%	-16.8%	(321,037)

(Loss) Income from 50% owned joint ventures	(10,244)	-1.0%	18,380	0.9%	-1.9%	(28,624)

(Loss) Income before other expenses and income taxes	(30,955)	-3.0%	318,706	15.7%	-18.7%	(349,661)

Other expenses
Interest expense	39,150	3.7%	51,839	2.6%	1.1%	(12,689)
Interest income	(1,401)	-0.1%	(6,663)	-0.3%	0.2%	5,262
Foreign exchange (gain) loss, net	(2,733)	-0.3%	(3,878)	-0.2%	-0.1%	1,145
Amortization of deferred financing costs	2,806	0.3%	2,691	0.1%	0.2%	115
Writedown of investments	—	0.0%	22,667	1.1%	-1.1%	(22,667)

	37,822	3.6%	66,656	3.3%	0.3%	(28,834)

(Loss) Income before income taxes	(68,777)	-6.6%	252,050	12.4%	-19.0%	(320,827)

Income tax (benefit) expense	(34,133)	-3.3%	84,647	4.2%	-7.5%	(118,780)

Net (Loss) Income	$(34,644)	-3.3%	$167,403	8.2%	-11.5%	$(202,047)

Less: Net (loss) income attributable to noncontrolling interest	(1,972)	-0.2%	4,395	0.2%	-0.4%	(6,367)

Net (Loss) Income Attributable to Gerdau Ameristeel & Subsidiaries	(32,672)	-3.1%	163,008	8.0%	-11.1%	(195,680)

Earnings per share attributable to Gerdau Ameristeel & Subsidiaries
(Loss) Earnings per common share — basic	$(0.08)		$0.38
(Loss) Earnings per common share — diluted	$(0.08)		$0.38

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. The Company’s method of calculating net selling prices may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:
(US$ in thousands, except as otherwise indicated)
(Excludes 50% owned joint ventures)

	Three Months Ended
	March 31,	March 31,	$ Increase	$ Increase
	2009	2008	(Decrease)	(Decrease)
Mill external shipment revenue	$663,593	$1,512,033
Fabricated steel shipment revenue	298,459	309,325
Other products shipment revenue *	41,816	129,762
Freight	33,831	80,542

Net Sales	$1,037,699	$2,031,662

Mill external shipments (tons)	911,553	2,056,404
Fabricated steel shipments (tons)	273,709	322,200

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$728	$735	(7)	-1.0%
Fabricated steel shipments	$1,090	$960	130	13.5%

Scrap Charged	$200	$277	(77)	-27.8%

Metal Spread (selling price less scrap)
Mill external steel shipments	$528	$458	70	15.3%
Fabricated steel shipments	$890	$683	207	30.3%

Mill Manufacturing Cost ($ / ton)	$362	$298	64	21.5%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the three months ended March 31, 2009 decreased 50.0% to $1.0 billion from $2.0 billion for the three months ended March 31, 2008. Finished tons shipped for the three months ended March 31, 2009 were 1.2 million tons a decrease of 1.2 million tons, or 50.0%, compared to the three months ended March 31, 2008. Shipment volume decreased in comparison to the three months ended March 31, 2008 primarily as a result of the continuing global liquidity crisis which has caused a downturn in global economic activity and significantly decreased demand for the Company’s products. Weighted average mill selling prices were $728 per ton for the three months ended March 31, 2009 and remained essentially flat with the level in the three months ended March 31, 2008.
Cost of sales: Cost of sales as a percentage of net sales for the three months ended March 31, 2009 was 89.7% as compared to 78.8% for the three months ended March 31, 2008. Cost of sales increased from $673 per finished ton shipped, for the three months ended March 31, 2008 to $785 per finished ton shipped, for the three months ended March 31, 2009. Scrap raw materials charged into the melt shop, the principal component of the Company’s cost structure decreased $77 per ton. However, as a result of maintaining approximately one to two months of inventory on hand, most of the benefit of this reduced raw material costs was not realized in earnings during the three months ended March 31, 2009. Mill manufacturing costs were approximately 21.5% or $64 per ton higher in the three months ended March 31, 2009 compared to the three months ended March 31, 2008, primarily as a result of the higher costs associated with production levels during the 2009 period at the Company’s facilities being approximately 50% of the rate during the same period in 2008. Also during the three months ended March 31, 2009, the Company incurred an $18.4 million charge to write down certain of its inventory to its current market value. The impact of market forces can have a significant effect on the selling prices of certain of the Company’s products. The writedown of the Company’s inventory primarily related to the impact of certain high-priced raw materials purchased by the Company prior to the decline in market selling prices for the Company’s finished products experienced since the fourth quarter. Generally, raw material costs fluctuate with the market selling prices of finished product. However, as production rates were curtailed since the fourth quarter, the consumption of the higher-priced raw material inventory did not keep pace with the reduction in selling prices for the Company’s finished products, resulting in the need for a lower of cost or market writedown.

Selling and administrative: Selling and administrative expenses for the three months ended March 31, 2009 increased $1.7 million compared to the three months ended March 31, 2008. The increase in selling and administrative expenses is primarily due to the 2008 acquisition of CSI which resulted in increases in selling and administrative functions to support the growth of the PCS organization. Included in selling and administrative expense for the three months ended March 31, 2009 is a non-cash pretax expense reversal of $1.3 million which relates to the mark-to-market of outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation agreements compared to a non-cash pretax expense of $3.8 million for the three months ended March 31, 2008. As a percentage of revenue, selling and administrative expenses increased from 2.7% in 2008 to 5.4% in 2009 as a result of the decrease in shipment volume of the Company’s products.
Depreciation: Depreciation expense for the three months ended March 31, 2009 decreased $0.2 million when compared to the three months ended March 31, 2008.
Amortization of intangibles: Amortization expense for the three months ended March 31, 2009 decreased $7.6 million when compared to the three months ended March 31, 2008. The decrease is primarily related to a reduction in the amortization of the Chaparral customer relationships intangible asset partially offset by increased amortization associated with customer relationship and contract backlog intangible assets acquired through the CSI acquisition. The Chaparral customer relationship intangible asset was amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time.
(Loss) Income from operations: As a percentage of net sales, loss from operations for the three months ended March 31, 2009 was 2.0% compared to the income from operations of 14.8% for the three months ended March 31, 2008. The decrease in income from operations is primarily attributable to increased costs associated with reduced shipment and production volume due to the liquidity crisis and resulting downturn in global economic activity. The additional expenses were partially offset by an increase in metal spread, the difference between mill selling prices and scrap raw material cost. Metal spread increased $70 per ton for the three months ended March 31, 2009 compared to the three months ended March 31, 2008.
(Loss) Income from 50% owned joint ventures: Losses from the Company’s 50% owned joint ventures were $10.2 million for the three months ended March 31, 2009 compared to income of $18.4 million for the three months ended March 31, 2008. This decrease was primarily attributable to an increase in Gallatin’s manufacturing costs caused by reduced operating levels, increased scrap raw material costs, and a decrease in Gallatin’s average net selling price.
Interest expense, interest income and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $7.3 million for the three months ended March 31, 2009 compared to the three months ended March 31, 2008. This was primarily due to the decrease in interest expense recorded as a result of a reduction in the floating interest rate of the Term Loan and termination of the Company’s fair value and non-qualifying swaps. Partially offsetting the decrease in interest expense is a reduction in interest income due to lower investment yields.
Foreign exchange gain: Foreign exchange gains for the three months ended March 31, 2009 decreased $1.1 million when compared to the three months ended March 31, 2008. Transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency.
Writedown of investments: In past years, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature beginning in 2025. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, these investments are classified as a non-current asset. The Company’s entire long-term investment portfolio at March 31, 2009, consisted of such auction rate securities. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilized valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The Company’s analysis of other-than-temporary impairment factors indicated no pre-tax other-than-temporary impairment for the three months ended March 31, 2009, related to these auction rate securities as compared to a $22.7 million writedown for the three months ended March 31, 2008. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification. See “Critical Accounting Estimates and Assumptions” herein for an explanation of the Company’s long-term investment policy.
Income taxes: The Company’s effective income tax rate for the three months ended March 31, 2009 was a recovery of 49.6% compared to an expense of 33.6% for the three months ended March 31, 2008. The 2009 rate represents a high recovery due to the impact of the relatively fixed amount of tax exempt income. During the three months ended March 31, 2009, the Company recorded a valuation allowance of $4.0 million to reduce its deferred tax assets to an amount that is more likely than not to be realized.
Net (loss) income attributable to noncontrolling interest: Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the (loss) earnings of the non-owned portion as a noncontrolling interest. On April 1, 2008, the Company increased its equity participation in PCS to approximately 84% from 55% resulting in a decrease in the noncontrolling interest.

Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales were $856.5 million for the three months ended March 31, 2009, compared to $1.9 billion for the three months ended March 31, 2008. Mini-mill segment sales include sales to the downstream segment of $130.6 million and $176.7 million for the three months ended March 31, 2009 and 2008, respectively. Mini-mill segment (loss) from operations for the three months ended March 31, 2009 was $53.3 million compared to income from operations of $294.0 million for the three months ended March 31, 2008. The decrease in mini-mill segment income from operations for the three months ended March 31, 2009 as compared to the three months ended March 31, 2008 is primarily the result of decreased external shipments due to the current global liquidity crisis and related downturn in economic activity noted above.
Downstream segment sales were $311.8 million for the three months ended March 31, 2009 compared to $336.0 million for the three months ended March 31, 2008. Downstream segment income from operations was $22.8 million for the three months ended March 31, 2009 compared to $18.6 million for the three months ended March 31, 2008, an increase of $4.2 million, or 22.6% which was primarily attributable to an increase of $130 per ton in the weighted average net selling price of fabricated steel.
Non-GAAP Financial Measures
EBITDA: EBITDA is calculated by adding (loss) earnings before interest and other expense on debt, taxes, depreciation, amortization, writedown of investments, cash distributions from 50% owned joint ventures, and foreign exchange gain/loss, net and deducting interest income and (loss) income from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the three months ended March 31, 2009 and 2008 is shown below:

	For the Three Months Ended
(US$ in thousands)	March 31, 2009	March 31, 2008
Net (loss) income	$(34,644)	$167,403
Income tax (benefit) expense	(34,133)	84,647
Interest and other expense on debt	39,150	51,839
Interest income	(1,401)	(6,663)
Depreciation	52,329	52,520
Amortization of intangibles	16,608	24,163
Amortization of deferred financing costs	2,806	2,691
(Loss) income from 50% owned joint ventures	10,244	(18,380)
Cash distribution from 50% owned joint ventures	405	10,404
Foreign exchange (gain) loss, net	(2,733)	(3,878)
Writedown of investments	—	22,667

EBITDA	$48,631	$387,413

LIQUIDITY AND CAPITAL RESOURCES
The principal sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility. The Company’s principal liquidity requirements are working capital, capital expenditures, debt service, pensions and dividends. During the three months ended March 31, 2009, the Company contributed $8.6 million to its defined benefit pension plans. The Company expects to contribute an additional $64.1 million to its pension plans during the remainder of fiscal year.
As of March 31, 2009, the Company had $865.2 million of cash and short-term investments and approximately $671.4 million available under the Senior Secured Credit Facility (See Credit Facilities and Indebtedness section herein for an explanation of the availability calculation) which results in a total liquidity position of approximately $1.5 billion. During the remainder of 2009, the Company anticipates to be able to generate sufficient cash flow from operations to fund its investing and financing requirements.
Certain of the Company’s debt instruments require the Company to comply with financial covenants. As of March 31, 2009, the Company was in compliance with all applicable financial covenants.
The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A., (on a consolidated basis, including the Company), maintain certain financial covenants that are calculated under International Financial Reporting Standards (“IFRS”) and presented in Brazilian Reais (“R$”):
EBITDA to Interest Ratio: As of the last day of each fiscal quarter, a consolidated last-twelve-months trailing EBITDA to interest expense ratio of not less than 3.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. As of March 31, 2009, Gerdau S.A.’s EBITDA to interest expense ratio was

4.5. Gerdau S.A.’s consolidated EBITDA for the three and twelve months ended March 31, 2009 was R$599.0 million and R$8.6 billion, respectively, and interest expense for these same periods was R$455.1 million and R$1.9 billion, respectively.
Consolidated Debt to EBITDA Ratio: As of the last day of each fiscal quarter, a consolidated total debt to consolidated last-twelve-months trailing EBITDA ratio of not more than 4.0:1.0. As of March 31, 2009, Gerdau S.A.’s consolidated total debt to EBITDA ratio was 2.6. As of March 31, 2009, Gerdau S.A.’s consolidated total debt was R$22.1 billion and its consolidated EBITDA for the three and twelve months ended March 31, 2009 were R$599.0 million and R$8.6 billion, respectively.
Management of the Company is closely monitoring compliance with these covenants and will approach its lenders should it become necessary for the Company to seek relief from these covenants.
Because of continued weakness in the economy and the Company’s desire to be prudent given current economic circumstances, the Board of Directors decided not to declare the usual $0.02 per share dividend this quarter. Consistent with its dividend policy, the Board intends to reevaluate the payment of dividends in subsequent quarters.
As outlined in the Contractual Obligations table below, the Company has no significant scheduled debt repayments until 2011.
Cash Flows
Operating activities: Net cash provided by operations for the three months ended March 31, 2009 was $231.9 million compared to $171.3 million for the three months ended March 31, 2008. For the three months ended March 31, 2009, accounts receivable provided $109.9 million of cash primarily due to decreased sales during the current year in comparison to 2008. Inventory provided $201.5 million of cash primarily due to decreased raw material pricing and inventory levels. Liabilities used $146.0 million due to the slowdown in operations during the first quarter reducing accounts payable, and accrued liabilities.
Investing activities: Net cash used in investing activities was $159.1 million for the three months ended March 31, 2009 compared to $29.4 million in the three months ended March 31, 2008. For the three months ended March 31, 2009, cash paid for the purchases of investments was $269.7 million, capital expenditures totalled $36.3 million, and cash received from the sale of investments was $145.7 million. For the three months ended March 31, 2008, capital expenditures totalled $30.7 million.
Financing activities: Net cash used by financing activities was $14.8 million in the three months ended March 31, 2009 compared to $118.1 million in the three months ended March 31, 2008. For the three months ended March 31, 2009, cash paid for the payment of dividends was $8.6 million, payments on term borrowings were $2.6 million and distributions to noncontrolling interest totaled $3.6 million. For the three months ended March 31, 2008, the principal component of financing activities was the payment of dividends.
Outstanding Shares
As of April 30, 2009, the Company had 433,052,527 common shares outstanding.
Credit Facilities and Indebtedness
The following is a summary of existing credit facilities and other long term debt:
Term Loan Facility: The Term Loan Facility has three tranches (Tranche A in the amount of $1.25 billion, Tranche B in the amount of $1.0 billion and Tranche C in the amount of $0.35 billion) maturing between 5 and 6 years from the September 14, 2007 closing date and bears interest at 6-month LIBOR plus between 1.00% and 1.25%. If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the term loan facility increases by 0.25%. Interest on the term loan facility is payable semi-annually in March and September. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A., (on a consolidated basis, including the Company) maintain the following financial covenants that are calculated under IFRS and presented in Brazilian Reais (“R$”):
EBITDA to Interest Ratio: As of the last day of each fiscal quarter, a consolidated last-twelve-months trailing EBITDA to interest expense ratio of not less than 3.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. As of March 31, 2009, Gerdau S.A.’s EBITDA to interest expense ratio was 4.5. Gerdau S.A.’s consolidated EBITDA for the three and twelve months ended March 31, 2009 was R$599.0 million and R$8.6 billion, respectively, and interest expense for these same periods was R$455.1 million and R$1.9 billion, respectively.
Consolidated Debt to EBITDA Ratio: As of the last day of each fiscal quarter, a consolidated total debt to consolidated last-twelve-months trailing EBITDA ratio of not more than 4.0:1.0. As of March 31, 2009, Gerdau S.A.’s consolidated total debt to EBITDA ratio was 2.6. As of March 31, 2009, Gerdau S.A.’s consolidated total debt was R$22.1 billion and its consolidated EBITDA for the three and twelve months ended March 31, 2009 were R$599.0 million and R$8.6 billion, respectively.

In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ending March 9, 2009, the export receivables were $411.0 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $47.8 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time, without penalty or premium if done on an interest rate reset date.
The Company is in compliance with the terms of the Term Loan Facility at March 31, 2009.
Senior Secured Credit Facility: In 2005 the Company amended the Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. In June 2008, the Company exercised the accordion feature of the Senior Secured Credit Facility to increase the commitments from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at March 31, 2009. The Company can borrow under the senior secured credit facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of our operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the senior secured credit facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory, accounts receivable and certain related assets.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Agreement requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $65 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payment, prepayments of principal of debt incurred to finance capital expenditures, cash interest payment, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. As of March 31, 2009, the Fixed Charge Coverage ratio was 1.73 and excess availability was $671.4 million. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
At both March 31, 2009 and December 31, 2008, there were no loans outstanding under this facility, and there were $68.4 million and $74.9 million, respectively, of letters of credit outstanding under this facility. Based upon available collateral under the terms of the agreement, at March 31, 2009 and December 31, 2008, approximately $671.4 million and $759.6 million, respectively, were available under the Senior Secured Credit Facility, net of outstanding letters of credit.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under this facility. However, the $15.4 million loan that the Company had previously taken under the terms of that facility remains outstanding. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in ten equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. At both March 31, 2009 and December 31, 2008, the loan amount outstanding was $15.4 million. The Capital Expenditure Credit Facility requires that the Company maintain its Shareholders’ Equity greater than $900 million and a Shareholders’ Equity to Total Assets ratio of not less than 0.3:1.0. Total Assets is defined as the total assets on the balance sheet of the Company excluding goodwill. As of March 31, 2009, Shareholders’ Equity was $2.88 billion and the Shareholders’ Equity to Total Asset ratio was 0.56.
Senior Notes: On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method. The Company can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on when the call is made. As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of these notes was adjusted during the three months ended June 30, 2008 to reflect the final fair value of the derivatives as of the time they were terminated. The Company amortizes this final fair value using the straight line method which approximates the effective yield method. At March 31, 2009, the Company’s Senior Notes were rated Ba1 and BB+, respectively, by Moody’s Investor Service and Standard & Poor’s Rating Services.

Industrial Revenue Bonds: The Company had $47.8 million and $50.4 million of industrial revenue bonds (“IRB”) outstanding at March 31, 2009 and December 31, 2008, respectively. Approximately $23.8 million of the bonds were issued by the Company in prior years to construct facilities in Jackson, Tennessee. The Jackson IRBs mature in 2014 and 2017. The interest on these bonds resets weekly. The Company assumed an IRB in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002, of which $2.6 million was subsequently repaid during the three months ended March 31, 2009 and the remaining $1 million was repaid in April 2009. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new IRB for the Jacksonville, Florida facility In the amount of $23.0 million. This IRB matures on May 1, 2037 and has fixed interest rate of 5.3% payable semi-annually. This bond is guaranteed by the Company.
Capital Leases: Gerdau Ameristeel had $0.2 million and $0.1 million of capital leases at March 31, 2009 and December 31, 2008, respectively.
Capital expenditures
Gerdau Ameristeel spent $36.3 million on capital projects in the three months ended March 31, 2009 compared to $30.7 million in the three months ended March 31, 2008. The most significant projects include furnace installation and modification of the reheat furnace at the Midlothian, Texas mill, a new finishing end at the Wilton, Iowa mill, and costs related to the melt shop expansion at the Jacksonville, Florida mill.
Off — balance sheet arrangements
The Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities.
Contractual obligations
The following table represents the Company’s contractual obligations as of March 31, 2009.

		Less than	More than 1, less	More than 3, less	More than
(US$ in thousands)	Total	one Year	than 3 Years	than 5 Years	5 Years
Long-term debt (1)	$3,067,449	$4,175	$1,812,814	$1,203,660	$46,800
Interest (2)	451,475	137,858	239,375	45,235	29,007
Operating leases (3)	115,760	21,122	35,677	30,127	28,834
Capital expenditures (4)	64,375	64,375	—	—	—
Unconditional purchase obligations (5)	132,708	132,708	—	—	—
Pension funding obligations (6)	64,100	64,100	—	—	—

Total contractual obligations	$3,895,867	$424,338	$2,087,866	$1,279,022	$104,641

(1)	Total amounts are included in the March 31, 2009 Consolidated Balance Sheet.

(2)	Interest payment obligations include actual interest and estimated interest for floating-rate debt based on outstanding long-term debt at March 31, 2009. Interest includes the impact of the Company’s interest rate swap which is recorded as an other long-term liability as of March 31, 2009.

(3)	Includes minimum lease payment obligations for equipment and real property leases in effect as of March 31, 2009.

(4)	Purchase obligations for capital expenditure projects in progress.

(5)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6)	Pension plan and other post retirement plan contributions beyond 2009 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.
As of March 31, 2009, the Company had $21.8 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.
OUTLOOK
The improvement in EBITDA in the quarter is the result of the aggressive actions that the Company initiated during the fourth quarter to curtail production, reduce inventory levels and improve its cost structure. The Company’s early recognition of the severe impact of the global economic slowdown on its business allowed the Company to operate its facilities during the first quarter of 2009 at increased production rates in comparison to the fourth quarter of 2008, to realize the benefit of cost reduction efforts through reduced manufacturing costs and to continue to generate strong cash flows.

The outlook for the economy for the balance of 2009 remains uncertain so the Company remains focused on what it can control. The Company continues to reduce its investment in working capital while ensuring that it has the right inventory available for its customers and continues to seek further opportunities to reduce costs. The Company further enhanced its liquidity during the quarter and continues to focus on maintaining a strong balance sheet. The Company primarily serves the non-residential construction industry and believes it is well-positioned to benefit from the recently announced economic stimulus package and infrastructure development programs.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Gerdau Ameristeel’s Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.
Consolidation
The consolidated financial statements include the accounts of the Company, its subsidiaries and its majority owned joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All intercompany transactions and accounts have been eliminated in consolidation.
Joint Ventures and Other Investments
The Company’s investment in PCS, an 84% owned joint venture, is consolidated recording the 16% interest not owned as a noncontrolling interest. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income. If impairment is considered other than temporary, a provision is recorded.
Revenue Recognition
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue from sales is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.
Inventories
Inventories are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Consumables include mill rolls, which are recorded at cost and amortized to cost of sales based on usage. During periods when the Company is producing inventory levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred.
Long-term Investments
In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. These auction rate securities were classified as short-term investments at March 31, 2008. These securities are analyzed each reporting period for possible other-than-temporary impairment factors and appropriate balance sheet classifications. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. These investments have been categorized as long-term at March 31, 2009. The cost basis of the investment in these securities was approximately $102.0 million.
Fair Value Measurement
Effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007, and the Company has adopted the standard for those assets and liabilities as of January 1, 2008. The adoption of SFAS 157 did not materially impact the Company’s balance sheet, statement of earnings, or cash flow. The Company is now required to provide additional disclosures as a part of its consolidated financial statements.
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated balance sheets and statements of earnings.
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of March 31, 2009, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
As of March 31, 2009, the Company’s short-term investments were comprised of US government treasury bills, short-term US government agency discount notes, and short-term time deposits with highly rated commercial banks. As of December 31, 2008 the Company’s short-term investments were comprised of US government treasury bills, short-term US government agency discount notes, Canadian government treasury bills, Canadian provincial government treasury bills and promissory notes, and short-term time deposits and banker’s acceptances with highly rated commercial banks. The fair values of the US government treasury bills of the short-term investments were determined based on observed prices in publicly quoted markets. Therefore, the Company utilized level 1 inputs under SFAS 157 to measure the fair market value of those. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these short-term investments.
The Company invested in auction rate security instruments, which were classified as long-term investments at March 31, 2009 and reflected at fair value. Due to events in the credit markets that occurred in 2007, auctions for all of these instruments have failed since the latter part of that year. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flows and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of March 31, 2009. Therefore, the Company utilized level 3 inputs under SFAS 157 to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these derivatives.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.

Business Combinations
Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in the financial statements.
Goodwill
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company’s reporting units with significant balances of goodwill as of March 31, 2009 and December 31, 2008 include Long Products, PCS and the Rebar Fabrication Group. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
The most recent reporting date in which the Company tested for impairment was as of December 31, 2008. As of December 31, 2008, the Long Products and PCS reporting units had remaining goodwill balances of $1.7 billion and $119 million, respectively. Additionally, as of December 31, 2008, the fair value of the Long Products reporting unit exceeded its carrying value by approximately $815 million, or 17% of its carrying value, while the fair value of the PCS reporting unit exceeded its carrying value by approximately $0.6 million or 0.2% of its carrying value. Because there was no significant excess margin of fair value over carrying value at December 31, 2008 for the PCS reporting unit, its goodwill balances may have an increased likelihood of impairment if adverse events were to occur or circumstances were to change, and the long-term outlook for their cash flows were adversely impacted.
The Rebar Fabrication Group reporting unit had a remaining goodwill balance of $56 million as of December 31, 2008. Additionally, the test for the Rebar Fabrication Group indicated that the fair value of this reporting unit exceeded its carrying value by approximately $118 million, or 51% of its carrying value.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment changes. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s reporting units, which could trigger additional impairment of goodwill in future periods.
Intangible Assets
Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.
Long-lived Assets
The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment of Long-lived Assets” (“SFAS 144”), if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations, property held for sale and intangible assets.
Accounting for Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.
Derivatives
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. The Company’s hedges are designated and qualify for accounting purposes as one of the following types of hedges: hedges of the variability of future cash flows from floating rate liabilities due to the risk being hedged (“Cash Flow Hedges”), hedges of changes in fair value of liabilities due to the risk being hedged (“Fair Value Hedges”) or are derivatives that do not qualify for hedge accounting (“Non-qualifying”). For all hedges where hedge accounting is being applied, effectiveness testing and other procedures to ensure the ongoing validity of the hedges are performed monthly.
The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income (“AOCI”) in Shareholders’ equity, net of tax effects until the underlying hedged item is recognized in earnings. Amounts recorded to AOCI are then reclassified to Interest expense consistent with the expense classification of the underlying hedged item. Any ineffective portion of the change in fair value of these instruments is recorded to interest expense.
The Company’s designated fair value hedges consist primarily of interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate borrowings. The Company ensured that the terms of the hedging instruments and hedged items matched and that other accounting criteria were met so that the hedges were assumed to have no ineffectiveness (i.e., the Company applied the “shortcut” method of hedge accounting).
Environmental Remediation
The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
Post Retirement Benefits
Primary actuarial assumptions are determined as follows:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.
•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.
•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.
•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.
Adoption of New Accounting Pronouncements
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated balance sheets and statements of earnings.
In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The adoption of SFAS No. 141R did not have a significant impact on the Company’s consolidated balance sheets and statements of earnings.
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and requires retrospective application. The Company adopted this statement as of January 1, 2009 and recast the prior year disclosures as required. This standard changed the accounting for and reporting of the Company’s noncontrolling interest in its consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 did not impact the Company’s consolidated balance sheets and statements of earnings, however see Note 12 for the Company’s disclosures about its derivative instruments and hedging activities.
In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”, (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective November 15, 2008. Adoption of this statement did not impact the Company’s consolidated financial statements.
RECENTLY ISSUED ACCOUNTING STANDARDS
In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003) "Employers’ Disclosures about Pension and Other Postretirement Benefits” (“SFAS 132(R)”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of FSP FAS 132(R)-1.
In April 2009, the FASB issued FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). This FSP applies to all assets and liabilities (i.e., financial and nonfinancial). It provides additional guidance on (1) measuring fair value when the volume and level of activity has significantly decreased and (2) identifying transactions that are not orderly. The FSP also emphasizes that an entity cannot presume that an observable transaction price is not orderly even when there has been a significant decline in the volume and level of activity. This FSP also requires enhanced disclosures. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of FSP FAS 157-4.
In April 2009, the FASB issued Staff Position FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2/124-2”). FSP FAS 115-2/124-2 the other-than-temporary impairment guidance in U.S. GAAP for debt securities. The FSP shifts the focus for debt securities from (1) an entity’s intent to hold until recovery to (2) its intent to sell. The FSP also requires entities to initially apply the provisions of the standard to certain previously other-than-temporarily impaired debt instruments existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This FSP also requires enhanced disclosures. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of FSP FAS 115-2/124-2.
In April 2009, the FASB issued Staff Position FAS 107-1 and APB 28-1, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 107-1/APB 28-1”). This FSP expands the fair value disclosures required for all financial instruments within the scope of FAS 107, “Disclosures About Fair Value of Financial Instruments”, to interim periods. This FSP does not require interim disclosures of credit or market risks also discussed in Statement 107. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of FSP FAS 107-1/APB 28-1.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) has announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 currently allows foreign issuers, as defined by the United States Securities and Exchange Commission (“SEC”), such as the Company, to file financial statements prepared in accordance with US GAAP with Canadian securities regulators. The Company is currently contemplating transitioning its basis of accounting and reporting to IFRS to align with its majority shareholder, Gerdau S.A. In order for the Company to prepare its financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, despite National Instrument 52-107, the Company must apply for exemptive relief with Canadian securities regulators. There can be no assurance the Canadian securities regulators would grant the Company such exemptive relief.
Management of IFRS Convergence Project
The Company has allocated internal resources and engaged expert consultants to manage the transition to IFRS reporting. The IFRS convergence project will generally consist of three primary phases, which in certain cases will be in process concurrently as IFRS is applied to specific areas:
•	Assessment: To establish project governance, develop a detailed project plan and timeline and identify key areas that will be impacted by the transition to IFRS.

•	Conversion: To identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of IFRS compliant financial statements.

•	Sustainability: To execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the company’s finance and other staff, as necessary. This phase will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS principles in business processes, and Audit Committee approval of IFRS financial statements.
IFRS Impact on the Company
While US GAAP and IFRS are similar in many respects, significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the Company’s actual cash flows, it could result in changes to the Company’s reported financial position and results of operations. The first financial statements prepared using IFRS will be required to disclose extensive transitional information and full disclosure of all new IFRS accounting policies.
The Company is still evaluating the impact of the conversion on its accounting systems, its internal controls and its disclosure control processes. However, based on the differences identified to date, the Company believes its systems can accommodate the required changes. In addition, the Company’s internal and disclosure control processes, as currently designed, should not need significant modifications as a result of its conversion to IFRS.
The Company is obtaining an understanding of IFRS by attending training courses and preparation of reconciliations of historical GAAP financial statements to IFRS.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all may contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.

The cyclical nature of the steel industry and the industries the Company serves and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is cyclical in nature and may be affected by prevailing economic conditions in the major world economies. A recession in the United States, Canada or globally (or concerns that a recession is likely) could substantially decrease the demand for the Company’s products and adversely affect the Company’s financial condition, production, sales, margins cash flows, and earnings. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
Market conditions for steel products in the U.S. and Canada have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. The Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins, cash flows and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The rate of worldwide steel scrap consumption, especially in China, can result in increased volatility in scrap prices. Metal spread, the difference between mill selling prices and scrap raw material cost, has been at a high level in recent years. The Company does not know how long these levels can be maintained and if scrap prices change without a commensurate change in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and materially adversely affect sales and profit margins.
Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electricity supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
While imports of steel into North America have recently moderated from historical highs, they have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase in the event of increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies or the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances may involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations, cash flows or financial condition:

•	the difficulty of integrating the acquired operations and personnel into the existing business;

•	the potential disruption of ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which the Company has little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require additional capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
There is also a risk that acquisition targets may have undisclosed or unknown liabilities and that the Company may not be indemnified for breaches of representations, warranties or covenants in the acquisition agreement. In addition, there is a risk that the Company may not successfully complete the integration of the business operations and product lines of an acquisition target with its own, or realize all of the anticipated benefits and synergies of the acquisition. If the benefits of an acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations, cash flows and financial condition could be materially adversely affected.
Following an acquisition, the Company may also be required to record impairment charges relating to goodwill, identifiable intangible assets or fixed assets. Goodwill, identifiable intangible assets and fixed assets represent nearly half of the Company’s total assets. Economic, legal, regulatory, competitive, contractual and other factors, including changes in the manner of or use of the acquired assets, may affect the value of the Company’s goodwill, identifiable intangible assets and fixed assets. If any of these factors impair the value of these assets, accounting rules would require that the Company reduce its carrying value and recognize an impairment charge, which would reduce the Company’s reported assets and earnings in the year the impairment charge is recognized. In addition, an impairment charge may impact the Company’s financial ratios under its debt arrangements and affect its ability to pay dividends to holders of the Company’s common shares.
The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter or more frequently when events or circumstances dictate. Following the year ended December 31, 2008, based on a combination of factors, including the current economic environment and a decline in the Company’s market capitalization, there were sufficient indicators to require the Company to perform a goodwill impairment analysis during the fourth quarter of 2008 as required under U.S. Generally Accepted Accounting Principles. The Company concluded that the goodwill of the Long Products and PCS reporting units were impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion for the year ended December 31, 2008. Additional impairment charges may be necessary in the future and would reduce the Company’s reported assets and earnings in the year the additional impairment charge is recognized.
Future acquisitions may be required for the Company to remain competitive, but the Company cannot assure you that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure you that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
Steel manufacturing is capital intensive which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, resulting in a large fixed-cost base. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
Unexpected equipment failures may lead to production curtailments or shutdowns.
The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.
The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company had $2.2 billion of net indebtedness as of March 31, 2009. The Company’s degree of leverage could have important consequences, including the following:
•	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the ability to declare dividends on the common shares;

•	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under its term loan facility and senior secured credit facility, are at variable rates of interest and are subject to increases in interest rates;

•	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and

•	the Company may be required to adjust the level of funds available for capital expenditures.
Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above.
The term loan facility entered into to finance the acquisition of Chaparral requires Gerdau S.A. and its subsidiaries, including the Company, on a consolidated basis to maintain total debt to last-twelve-months trailing EBITDA and EBITDA to interest ratios, as of the last day of each fiscal quarter. In addition, the term loan facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the term loan facility, of at least 125% of the principal and interest due on certain of the loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the term loan facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the term loan facility. The term loan facility also contains customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. A default under the term loan facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated.
The senior secured credit facility contains customary covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit the Company’s flexibility in the operation of the business.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”), most of which are of general application but result in significant obligations in practice for the steel sector. These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operation, cash flows and financial condition.
For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop certain activities; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in relatively rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater or stormwater discharges. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
EHS Laws relating to health and safety also result in significant obligations for the Company. The Company’s manufacturing operations involve the use of large and complex machinery and equipment and the consequent exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to the Company’s workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust and other contaminants, some of which are classified as hazardous, that must be properly controlled and disposed of under applicable EHS Laws. Hazardous waste laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, treated to render the waste non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original contaminating event. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of March 31, 2009 to be approximately $18.7 million, with these costs recorded as a liability in the Company’s financial statements.
Changes to the regulatory regime, such as new laws or new enforcement policies or approaches could have a material adverse effect on the Company’s business, cash flows, financial condition, or results of operations. Examples of these kinds of changes include recently enacted laws on the emissions of mercury, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, current initiatives with respect to lead emissions, and the emerging legislative responses to climate change.
The Company is also required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations, cash flows and financial condition and may subject the Company to significant penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs.
The Company may not be able to meet all the applicable requirements of EHS Laws. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company anticipates that its Canadian and U.S. operations will, in the relatively near future, be affected by federal, provincial, and state level climate change initiatives intended to address greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be implemented across Canada as soon as 2010. Canadian provincial governments are also implementing other legislative measures, some that have recently taken effect and others planned for the relatively near term. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the next year or two. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company’s pension plans are currently underfunded.
The Company has several pension plans that are currently underfunded. Although the Company’s pension plans are funded in accordance with statutory requirements, adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2008, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $387.3 million, while the aggregate projected benefit obligation was $616.6 million, resulting in an aggregate deficit of $229.3 million for which the Company is responsible. As of December 31, 2008, the Company also had an unfunded obligation of $113.5 million with respect to post-retirement medical benefits. The Company made cash payments of $8.6 million to its defined benefit pension plans for the three months ended March 31, 2009. Funding requirements in future periods may be higher, depending on market conditions, and may restrict the cash available for the business.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As of March 31, 2009, approximately 31.8% of the Company’s employees were represented by the United Steel Workers of America and other unions under different collective bargaining agreements. The agreements have different expiration dates. Ten of the Company’s mini-mill facilities are unionized, with the agreements for two of the facilities expiring in 2009, four of the facilities expiring in 2010, three of the facilities expiring in 2011, and one facility expiring in 2012.
The Company may be unable to successfully negotiate new collective bargaining agreements at one or more facilities without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a loss of production and revenue and have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Currency fluctuations could adversely affect the Company’s financial results or competitive position.
The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.
In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel relatively less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. The Company’s steel products that are made in Canada or the United States, as the case may be, may become relatively more expensive as compared to imported steel due to a strong Canadian or U.S. dollar, which could have a material negative impact on sales, revenues, margins and profitability.
Gerdau S.A. and its controlling shareholders control the Company, and are in a position to affect the Company’s governance and operations.
Gerdau S.A., the main holding company of Gerdau Group, beneficially owned approximately 66.4% of the Company’s outstanding common shares as of March 31, 2009. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family.
Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the Gerdau Johannpeter family. So long as Gerdau S.A. has a controlling interest, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the Company’s business and affairs, the selection of senior management, its access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from your interests and they may exercise their control over the Company in a manner inconsistent with your interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s long-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition, cash flows and results of operations.
The Company has invested cash in long-term investments that are comprised of variable rate debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. As of March 31, 2009, the fair value of these securities was $33.2 million. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. Auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, the Company reclassified the investments from a current asset to a non-current asset. The Company did not recognize a pre-tax permanent impairment loss for the three months ended March 31, 2009 related to these auction rate securities. The Company may recognize additional losses in the future if uncertainties in these markets continue or the markets deteriorate further, which may have an adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company relies on its 50%-owned joint ventures for a portion of its income and cash flows, but does not control them or their distributions.
The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed a loss of $10.2 million to the Company’s net loss for the three months ended March 31, 2009. The Company received $0.4 million of cash distributions from the joint ventures in the three months ended March 31, 2009. However, as the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests. Under terms of the partnership agreement governing the Gallatin joint venture, either partner has the right to compel the other partner to buy or sell its interest in the Gallatin joint venture, subject to certain procedures set out in the partnership agreement.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

	March 31,	December 31,
	2009	2008
ASSETS

Current Assets
Cash and cash equivalents	$535,599	$482,535
Short-term investments	329,646	205,817
Accounts receivable, net	566,048	677,569
Inventories	1,042,682	1,267,768
Deferred tax assets	26,330	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	14,601	14,771
Income taxes receivable	58,444	28,455
Other current assets	19,207	22,936

Total Current Assets	2,592,557	2,731,265

Investments in 50% Owned Joint Ventures	152,095	161,901
Long-term Investments	33,189	33,189
Property, Plant and Equipment, net	1,771,711	1,808,478
Goodwill	1,956,357	1,952,011
Intangibles	499,122	515,736
Deferred Financing Costs	32,358	35,170
Other Assets	30,671	32,305

TOTAL ASSETS	$7,068,060	$7,270,055

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$169,753	$182,697
Accrued salaries, wages and employee benefits	97,768	148,244
Accrued interest	15,360	54,480
Income taxes payable	620	2,983
Accrued sales, use and property taxes	9,766	13,902
Current portion of long-term environmental reserve	3,706	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	38,797	45,687
Other current liabilities	16,818	20,932
Current portion of long-term borrowings	4,175	1,893

Total Current Liabilities	356,763	478,417

Long-term Borrowings, Less Current Portion	3,063,274	3,067,994
Accrued Benefit Obligations	342,214	339,055
Long-term Environmental Reserve, Less Current Portion	14,955	11,151
Other Liabilities	88,332	116,092
Deferred Tax Liabilities	320,685	323,854

TOTAL LIABILITIES	4,186,223	4,336,563

Contingencies, Commitments and Guarantees

Shareholders’ Equity
Capital stock	2,553,531	2,552,323
Retained earnings	481,869	523,187
Accumulated other comprehensive (loss) income	(184,616)	(178,636)

Total Gerdau Ameristeel & Subsidiaries Shareholders’ equity	2,850,784	2,896,874

Noncontrolling interest	31,053	36,618

TOTAL SHAREHOLDERS’ EQUITY	2,881,837	2,933,492

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,068,060	$7,270,055

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended March 31,
	2009	2008
NET SALES	$1,037,699	$2,031,662

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	930,877	1,600,627
Selling and administrative	56,300	54,576
Depreciation	52,329	52,520
Amortization of intangibles	16,608	24,163
Other operating expense (income), net	2,296	(550)

	1,058,410	1,731,336

(LOSS) INCOME FROM OPERATIONS	(20,711)	300,326

(LOSS) INCOME FROM 50% OWNED JOINT VENTURES	(10,244)	18,380

(LOSS) INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	(30,955)	318,706

OTHER EXPENSES
Interest expense	39,150	51,839
Interest income	(1,401)	(6,663)
Foreign exchange (gain) loss, net	(2,733)	(3,878)
Amortization of deferred financing costs	2,806	2,691
Writedown of investments	—	22,667

	37,822	66,656

(LOSS) INCOME BEFORE INCOME TAXES	(68,777)	252,050

INCOME TAX (BENEFIT) EXPENSE	(34,133)	84,647

NET (LOSS) INCOME	(34,644)	167,403

Less: Net (loss) income attributable to noncontrolling interest	(1,972)	4,395

NET (LOSS) INCOME ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(32,672)	$163,008

EARNINGS PER SHARE ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES
(Loss) earnings per common share — basic	$(0.08)	$0.38
(Loss) earnings per common share — diluted	$(0.08)	$0.38
See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)
(Unaudited)

	Gerdau Ameristeel Corporation and Subsidiaries Shareholders
				Accumulated Other
	Number of	Capital	Retained	Comprehensive	Noncontrolling
	Shares	Stock	Earnings	Income (Loss)	Interest	Total
Balances at December 31, 2007	432,463,184	$2,547,123	$1,253,196	$64,296	$42,321	$3,906,936
Net income (loss)			163,008		4,395	167,403
Other comprehensive income (loss):
Foreign exchange gain (loss) translation				(22,505)		(22,505)
Unrealized gain (loss) on qualifying cash flow hedges, net of tax				(9,431)		(9,431)

Comprehensive income (loss):						135,467
Dividends			(116,665)			(116,665)
Distribution to noncontrolling interest					(3,065)	(3,065)
Employee stock options exercised and stock compensation expense	144,736	1,861				1,861

Balances at March 31, 2008	432,607,920	$2,548,984	$1,299,539	$32,360	$43,651	$3,924,534

Balances at December 31, 2008	433,004,253	$2,552,323	$523,187	$(178,636)	$36,618	$2,933,492
Net income (loss)			(32,672)		(1,972)	(34,644)
Other comprehensive income (loss):
Foreign exchange gain (loss) translation				(17,687)		(17,687)
Unrealized gain (loss) on short-term investment, net of tax				78		78
Unrealized gain (loss) on qualifying cash flow hedges, net of tax				11,629		11,629

Comprehensive income (loss):						(40,624)
Dividends			(8,646)			(8,646)
Distribution to noncontrolling interest					(3,593)	(3,593)
Employee stock options exercised and stock compensation expense	45,908	1,208				1,208

Balances at March 31, 2009	433,050,161	$2,553,531	$481,869	$(184,616)	$31,053	$2,881,837

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended March 31,
	2009	2008
OPERATING ACTIVITIES
Net (loss) income	$(34,644)	$167,403
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	52,329	52,520
Amortization of intangibles	16,608	24,163
Amortization of deferred financing costs	2,806	2,691
Deferred income taxes	(3,770)	(1,834)
Loss (gain) on disposition of property, plant and equipment	934	(523)
Loss (income) from 50% owned joint ventures	10,244	(18,380)
Distributions from 50% owned joint ventures	405	10,404
Compensation (benefit) cost from share-based awards	(1,302)	3,188
Excess tax benefits from share-based payment arrangements	(21)	(664)
Realized loss on writedown of investments	—	22,667
Facilities closure expenses	—	990
Writedown of inventory	18,426	2,211

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	109,925	(129,196)
Inventories	201,522	(49,134)
Other assets	4,366	(1,134)
Liabilities	(145,952)	85,894

NET CASH PROVIDED BY OPERATING ACTIVITIES	231,876	171,266

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(36,284)	(30,706)
Proceeds from disposition of property, plant and equipment	1,179	1,302
Purchases of investments	(269,688)	—
Proceeds from sales of investments	145,697	—

NET CASH USED IN INVESTING ACTIVITIES	(159,096)	(29,404)

FINANCING ACTIVITIES
Proceeds from issuance of debt	—	498
Payments on term borrowings	(2,626)	(25)
Cash dividends	(8,646)	(116,665)
Distributions to subsidiary’s noncontrolling interest	(3,593)	(3,065)
Proceeds from exercise of employee stock options	94	494
Excess tax benefits from share-based payment arrangements	21	664

NET CASH USED IN FINANCING ACTIVITIES	(14,750)	(118,099)

Effect of exchange rate changes on cash and cash equivalents	(4,966)	(2,180)

INCREASE IN CASH AND CASH EQUIVALENTS	53,064	21,583

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	482,535	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$535,599	$568,945

SUPPLEMENTAL INFORMATION

Cash payments for income taxes	$3,185	$18,047

Cash payments for interest	$79,878	$74,084

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
(Unaudited)
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
All intercompany transactions and accounts have been eliminated in consolidation.
Certain amounts for prior years have been reclassified to conform to the 2009 presentation.
In the opinion of the Company’s management, the accompanying unaudited interim Condensed Consolidated Financial Statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the Condensed Consolidated Balance Sheet of the Company at March 31, 2009, its Condensed Consolidated Statements of Earnings for the three months ended March 31, 2009 and 2008, its Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2009 and 2008 and its Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Interim results are not necessarily indicative of results that may be expected for the entire year or any other interim period. The December 31, 2008 Consolidated Balance Sheet data was derived from the audited comparative consolidated financial statements included in Gerdau Ameristeel’s 2008 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”) (“2008 Annual Report”) and includes all disclosures required by GAAP. Therefore, these unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company included in the 2008 Annual Report.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Long-term Investments: In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At March 31, 2009 the Company held auction rate securities classified as long-term investments with a fair market value of $33.2 million. The cost basis of the investment in these securities was approximately $102.0 million. Auctions for certain auction rate securities failed auction because sell orders have exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, or the issuer redeems the outstanding securities, or the securities mature beginning in 2025. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, these investments are classified as a non-current asset. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a charge to write down these investments of $22.7 million for the three months ended March 31, 2008 and there was no charge recorded for the three months ended March 31, 2009. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classifications.
Goodwill: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company’s reporting units with significant balances of goodwill as of March 31, 2009 and December 31, 2008 include the Long Products reporting unit within the steel mills segment and the PCS and Rebar Fabrication Group reporting unit within the downstream segment. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units based on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.

The most recent reporting date in which the Company tested for impairment was as of December 31, 2008. As of December 31, 2008, the Long Products and PCS reporting units had remaining goodwill balances of $1.7 billion and $119 million, respectively. Additionally, as of December 31, 2008, fair value of the Long Products reporting unit exceeded its carrying value by approximately $815 million, or 17% of its book value, while the fair value of the PCS reporting unit exceeded its book value by approximately $0.6 million, or 0.2% of its book value. Because there was no significant excess margin of fair value over carrying value at December 31, 2008 for the PCS reporting unit, its goodwill balances may have an increased likelihood of impairment if adverse events were to occur or circumstances were to change, and the long-term outlook for their cash flows were adversely impacted.
The Rebar Fabrication Group reporting unit had a remaining goodwill balance of $56 million as of December 31, 2008. Additionally, as of December 31, 2008, the Rebar Fabrication Group indicated that the fair value of this reporting unit exceeded its book value by approximately $118 million, or 51% of its book value.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment changes. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s reporting units, which could trigger additional impairment of goodwill in future periods.
Adoption of New Accounting Pronouncements
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated balance sheets and statements of earnings.
In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The adoption of SFAS No. 141R did not have a significant impact on the Company’s consolidated balance sheets and statements of earnings.
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and requires retrospective application. The Company adopted this statement as of January 1, 2009 and recast the prior year disclosures as required. This standard changed the accounting for and reporting of the Company’s noncontrolling interest in its consolidated financial statements.
The adoption of SFAS 160 has resulted in the reclassification of prior year amounts related to noncontrolling interest (previously referred to as minority interest and reflected as a component of liabilities in the consolidated balance sheet) of $36.6 million at December 31, 2008 have been reclassified to conform to the current year presentation as a separate component of shareholders’ equity attributable to noncontrolling interest. ($000s):

	As Originally	Impact of
	Reported	Adjustment	As Adjusted
Minority interest	$36,618	$(36,618)	$—
Total liabilities	4,373,181	(36,618)	4,336,563
Noncontrolling interest	—	36,618	36,618
Total shareholders equity	2,896,874	36,618	2,933,492
Total Liabilities and Shareholders’ Equity	7,270,055	—	7,270,055

As a result of the adoption of SFAS 160, shareholders’ equity as of January 1, 2009 and 2008 increased for the equity attributable to noncontrolling interest reported below ($000s):

	2009	2008
Noncontrolling interest, January 1	$36,618	$42,321
Net (loss) income attributable to noncontrolling interest	(1,972)	4,395
Distribution to noncontrolling interest	(3,593)	(3,065)

Noncontrolling interest, March 31	$31,053	$43,651

The adoption of SFAS 160 has resulted in the reclassification of prior year amounts related to noncontrolling interest (previously referred to as minority interest and reflected as a component of other expenses in the statement of earnings), totaling $4.4 million for the three months ended March 31, 2008, have been reclassified to conform to the current year presentation shown separately from net income in the accompanying consolidated statement of income. ($000s):

	As Originally	Impact of
	Reported	Adjustment	As Adjusted

Minority interest	$4,395	$(4,395)	$—
Other expenses	71,051	(4,395)	66,656
Income before income taxes	247,655	4,395	252,050
Net Income	163,008	4,395	167,403
Net Income attributable to noncontrolling interest	—	4,395	4,395
Net income attributable to Gerdau Ameristeel & Subsidiaries	—	163,008	163,008
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 did not impact the Company’s consolidated balance sheets and statements of earnings, however see Note 12 for the Company’s disclosures about its derivative instruments and hedging activities.
In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets", (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets". FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective November 15, 2008. Adoption of this statement did not impact the Company’s consolidated financial statements.
Recent Accounting Pronouncements
In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pension and Other Postretirement Benefits” (“SFAS 132(R)”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The Company is evaluating the potential impact on its consolidated financial statement upon adoption of FSP FAS 132(R)-1.
In April 2009, the FASB issued FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). This FSP applies to all assets and liabilities (i.e., financial and nonfinancial). It provides additional guidance on (1) measuring fair value when the volume and level of activity has significantly decreased and (2) identifying transactions that are not orderly. The FSP also emphasizes that an entity cannot presume that an observable transaction price is not orderly even when there has been a significant decline in the volume and level of activity. This FSP also requires enhanced disclosures. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of FSP FAS 157-4.

In April 2009, the FASB issued Staff Position FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2/124-2”). FSP FAS 115-2/124-2 the other-than-temporary impairment guidance in U.S. GAAP for debt securities. The FSP shifts the focus for debt securities from (1) an entity’s intent to hold until recovery to (2) its intent to sell. The FSP also requires entities to initially apply the provisions of the standard to certain previously other-than-temporarily impaired debt instruments existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This FSP also requires enhanced disclosures. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of FSP FAS 115-2/124-2.
In April 2009, the FASB issued Staff Position FAS 107-1 and APB 28-1, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 107-1/APB 28-1”). This FSP expands the fair value disclosures required for all financial instruments within the scope of FAS 107, “Disclosures About Fair Value of Financial Instruments”, to interim periods. This FSP does not require interim disclosures of credit or market risks also discussed in Statement 107. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of FSP FAS 107-1/APB 28-1.
International Financial Reporting Standards (“IFRS”)
The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) has announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 currently allows foreign issuers, as defined by the United States Securities and Exchange Commission (“SEC”), such as the Company, to file financial statements prepared in accordance with US GAAP with Canadian securities regulators. The Company is currently contemplating transitioning its basis of accounting and reporting to IFRS to align with its majority shareholder, Gerdau S.A. In order for the Company to prepare its financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, despite National Instrument 52-107, the Company must apply for exemptive relief with Canadian securities regulators. There can be no assurance the Canadian securities regulators would grant the Company such exemptive relief.
Management of IFRS Convergence Project
The Company has allocated internal resources and engaged expert consultants to manage the transition to IFRS reporting. The IFRS convergence project will generally consist of three primary phases, which in certain cases will be in process concurrently as IFRS is applied to specific areas:
•	Assessment: To establish project governance, develop a detailed project plan and timeline and identify key areas that will be impacted by the transition to IFRS.

•	Conversion: To identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of IFRS compliant financial statements.

•	Sustainability: To execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the company’s finance and other staff, as necessary. This phase will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS principles in business processes, and Audit Committee approval of IFRS financial statements.
IFRS Impact on the Company
While US GAAP and IFRS are similar in many respects, significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the Company’s actual cash flows, it could result in changes to the Company’s reported financial position and results of operations. The first financial statements prepared using IFRS will be required to disclose extensive transitional information and full disclosure of all new IFRS accounting policies.
The Company is still evaluating the impact of the conversion on its accounting systems, its internal controls and its disclosure control processes. However, based on the differences identified to date, the Company believes its systems can accommodate the required changes. In addition, the Company’s internal and disclosure control processes, as currently designed, should not need significant modifications as a result of its conversion to IFRS.
The Company is obtaining an understanding of IFRS by attending training courses and preparation of reconciliations of historical GAAP financial statements to IFRS.

NOTE 3 — INVENTORIES
Inventories consist of the following ($000s):

	March 31,	December 31,
	2009	2008
Ferrous and non-ferrous scrap	$130,290	$193,577
Raw materials (excluding scrap) and operating supplies	365,864	423,402
Work-in-process	131,028	225,767
Finished goods	415,500	425,022

	$1,042,682	$1,267,768

NOTE 4 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	March 31, 2009
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$175,835	$(15,307)	$160,528
Buildings and improvements	375,439	(69,507)	305,932
Machinery and equipment	2,043,755	(857,622)	1,186,133
Construction in progress	115,103	—	115,103
Property, plant and equipment held for sale	4,015	—	4,015

	$2,714,147	$(942,436)	$1,771,711

	December 31, 2008
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$174,484	$(14,013)	$160,471
Buildings and improvements	372,046	(66,162)	305,884
Machinery and equipment	2,041,012	(820,555)	1,220,457
Construction in progress	117,365	—	117,365
Property, plant and equipment held for sale	4,301	—	4,301

	$2,709,208	$(900,730)	$1,808,478

NOTE 5 — GOODWILL AND INTANGIBLES
The change in the carrying amount of goodwill for the three months ended March 31, 2009 and 2008 is as follows ($000s):

	2009	2008
Balance as of December 31	$1,952,011	$3,050,906
Foreign exchange translation	(672)	—
Net adjustment of goodwill	5,018	1,155

Balance as of March 31	$1,956,357	$3,052,061

During the three months ended March 31, 2009, the Company revised the purchase price allocation of Metro Recycling (“Metro”), as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $5.0 million.

Intangible assets are comprised of the following ($000s):

	March 31, 2009		December 31, 2008
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Customer relationships	$572,380	$(107,150)	$572,380	$(94,826)
Patented technology	29,220	(9,009)	29,220	(7,555)
Internally developed software	—	—	1,000	(1,000)
Order backlog	29,271	(23,898)	29,271	(21,862)
Trade name	5,505	(2,192)	5,505	(1,917)
Non-compete agreements	8,139	(3,144)	8,145	(2,625)

	$644,515	$(145,393)	$645,521	$(129,785)

For the three months ended March 31, 2009 and 2008, the Company recorded amortization expense related to its intangible assets of $16.6 million and $24.2 million, respectively.
The estimated amortization expense for each of the five years ending subsequent to March 31, 2009 is as follows ($000s):

	2009 (1)	2010	2011	2012	2013
Customer relationships	$36,970	$50,656	$49,975	$47,250	$43,162
Patented technology	4,360	5,813	5,813	4,091	13
Order backlog	5,369	4	—	—	—
Trade name	826	1,101	973	331	82
Non-compete agreements	1,500	1,980	1,207	218	26

	$49,025	$59,554	$57,968	$51,890	$43,283

(1)	Represents estimated amortization for nine months period of April 1, 2009 to December 31, 2009.
NOTE 6 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s investment in these joint ventures have been accounted for using the equity method under which the Company’s proportionate share of (loss) earnings has been included in the Condensed Consolidated Statement of Earnings.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. For the three months ended March 31, 2008, results exclude the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increases the income earned by joint ventures recorded by the Company. There was no purchase price adjustment for the three months ended March 31, 2009. ($000s):

	March 31,	December 31,
	2009	2008
Balance Sheet
Current assets	$188,004	$199,150
Property, plant and equipment, net	158,402	166,226
Current liabilities	41,494	40,156
Long-term debt	4,150	4,194

	Three Months Ended March 31,
	2009	2008
Statement of Earnings
Sales	$123,491	$295,838
Operating (loss) income	(17,242)	33,596
(Loss) Income before income taxes	(17,576)	33,781
Net (loss) income	(20,488)	33,190

NOTE 7 — LONG-TERM DEBT
Term Loan Facility: The Term Loan Facility has three tranches (Tranche A in the amount of $1.25 billion, Tranche B in the amount of $1.0 billion and Tranche C in the amount of $0.35 billion) maturing between 5 and 6 years from the September 14, 2007 closing date and bears interest at 6-month LIBOR plus between 1.00% and 1.25%. If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the term loan facility increases by 0.25%. Interest on the term loan facility is payable semi-annually in March and September. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A., (on a consolidated basis, including the Company) maintain the following financial covenants that are calculated under IFRS and presented in Brazilian Reais (“R$”):
EBITDA to Interest Ratio: As of the last day of each fiscal quarter, a consolidated last-twelve-months trailing EBITDA to interest expense ratio of not less than 3.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. As of March 31, 2009, Gerdau S.A.’s EBITDA to interest expense ratio was 4.5. Gerdau S.A.’s consolidated EBITDA for the three and twelve months ended March 31, 2009 was R$599.0 million and R$8.6 billion, respectively, and interest expense for these same periods was R$455.1 million and R$1.9 billion, respectively.
Consolidated Debt to EBITDA Ratio: As of the last day of each fiscal quarter, a consolidated total debt to consolidated last-twelve-months trailing EBITDA ratio of not more than 4.0:1.0. As of March 31, 2009, Gerdau S.A.’s consolidated total debt to EBITDA ratio was 2.6. As of March 31, 2009, Gerdau S.A.’s consolidated total debt was R$22.1 billion and its consolidated EBITDA for the three and twelve months ended March 31, 2009 were R$599.0 million and R$8.6 billion, respectively.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ending March 9, 2009, the export receivables were $411.0 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $47.8 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time, without penalty or premium if done on an interest rate reset date.
The Company is in compliance with the terms of the Term Loan Facility at March 31, 2009.
Senior Secured Credit Facility: In 2005 the Company amended the Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. In June 2008, the Company exercised the accordion feature of the Senior Secured Credit Facility to increase the commitments from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at March 31, 2009. The Company can borrow under the senior secured credit facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of our operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the senior secured credit facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory, accounts receivable and certain related assets.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Agreement requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $65 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payment, prepayments of principal of debt incurred to finance capital expenditures, cash interest payment, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. As of March 31, 2009, the Fixed Charge Coverage ratio was 1.73 and excess availability was $671.4 million. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

At both March 31, 2009 and December 31, 2008, there were no loans outstanding under this facility, and there were $68.4 million and $74.9 million, respectively, of letters of credit outstanding under this facility. Based upon available collateral under the terms of the agreement, at March 31, 2009 and December 31, 2008, approximately $671.4 million and $759.6 million, respectively, were available under the Senior Secured Credit Facility, net of outstanding letters of credit.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under this facility. However, the $15.4 million loan that the Company had previously taken under the terms of that facility remains outstanding. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in ten equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. At both March 31, 2009 and December 31, 2008, the loan amount outstanding was $15.4 million. The Capital Expenditure Credit Facility requires that the Company maintain its Shareholders’ Equity greater than $900 million and a Shareholders’ Equity to Total Assets ratio of not less than 0.3:1.0. Total Assets is defined as the total assets on the balance sheet of the Company excluding goodwill. As of March 31, 2009, Shareholders’ Equity was $2.88 billion and the Shareholders’ Equity to Total Asset ratio was 0.56.
Senior Notes: On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method. The Company can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on when the call is made. As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of these notes was adjusted during the three months ended June 30, 2008 to reflect the final fair value of the derivatives as of the time they were terminated. The Company amortizes this final fair value using the straight line method which approximates the effective yield method. At March 31, 2009, the Company’s Senior Notes were rated Ba1 and BB+, respectively, by Moody’s Investor Service and Standard & Poor’s Rating Services.
Industrial Revenue Bonds: The Company had $47.8 million and $50.4 million of industrial revenue bonds (“IRB”) outstanding at March 31, 2009 and December 31, 2008, respectively. Approximately $23.8 million of the bonds were issued by the Company in prior years to construct facilities in Jackson, Tennessee. The Jackson IRBs mature in 2014 and 2017. The interest on these bonds resets weekly. The Company assumed an IRB in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002, of which $2.6 million was subsequently repaid during the three months ended March 31, 2009 and the remaining $1 million was repaid in April 2009. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new IRB for the Jacksonville, Florida facility In the amount of $23.0 million. This IRB matures on May 1, 2037 and has fixed interest rate of 5.3% payable semi-annually. This bond is guaranteed by the Company.
Debt includes the following ($000s):

	March 31,	December 31,
	2009	2008
Term Loan Facility, bearing interest of LIBOR plus 1.00% to 1.25%, due September 2012	$1,600,000	$1,600,000
Term Loan Facility, bearing interest of LIBOR plus 1.25%, due September 2013	1,000,000	1,000,000
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount (1)	404,077	403,976
Industrial Revenue Bonds, bearing interest of .81% to 5.30%, due through May 2037	47,800	50,400
Capital Expenditure Credit Facility, bearing interest of LIBOR plus 1.80%, due March 2014	15,399	15,399
Other, bearing interest from 6.00% to 7.46%, due through April 2011	173	112

	3,067,449	3,069,887
Less current portion	(4,175)	(1,893)

	$3,063,274	$3,067,994

(1)	As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated.

The maturities of borrowings for the years ending subsequent to March 31, 2009, are as follows ($000s):

Amount
2009 (2)	$2,611
2010	3,165
2011	1,132,173
2012	1,378,080
2013	503,080
2014	5,340
Thereafter	43,000

$3,067,449

(2)	Represents estimated maturities for the nine months period of April 1, 2009 to December 31, 2009.
The Company’s debt agreements contain covenants that if the Company’s business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.
NOTE 8 — RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. The Company also records rent expense related to leases between PCS and entities controlled by management of PCS. These transactions do not represent a significant percentage of the Company’s total purchases, total sales or total lease transactions and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties. The related party transactions consist of the following ($000s):

	Three Months Ended March 31,
	2009	2008
Purchases from affiliated companies	$2,812	$14,776
Sales to affiliated companies	2,891	12,557
Leases between Pacific Coast Steel (“PCS”) and entities controlled by management of PCS	1,517	657
NOTE 9 — INCOME TAXES
The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows ($000s):

	Three Months Ended March 31,
	2009	2008
Tax provision at Canadian statutory rates (31.0% and 31.5% for 2009 and 2008, respectively)	$(21,320)	$79,398
Increased (decreased) by the tax effect of:
Tax exempt income	(11,774)	(13,052)
Effect of different rates in foreign jurisdictions	(6,038)	13,438
Deduction related to domestic production activities	—	(3,629)
Change in enacted tax rates	(13)	(247)
Change in valuation allowance	3,956	8,840
Noncontrolling interest	611	(1,385)
Other, net	445	1,284

Income Tax Expense	$(34,133)	$84,647

For the period ended March 31, 2009, the Company recorded a valuation allowance of $4.0 million of which $3.4 million related to state tax credits obtained in the Chaparral acquisition. The Company has a cumulative valuation allowance of $10.2 million for this $33.3 million deferred tax asset because the Company believes it is more likely than not that this deferred tax will not be fully realized before its expiration. The Company recorded a pre-tax other-than-temporary impairment of approximately $22.7 million at March 31,

2008 related to the auction rate securities discussed in Note 2. A valuation allowance of $8.8 million was placed against the associated deferred tax asset since the Company believes that it is more likely than not that the asset will not be fully realized.
NOTE 10 — POSTRETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of its employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.
The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company’s Condensed Consolidated Statements of Earnings ($000s):

	Pension Benefits		Other Benefit Plans
	Three Months Ended March 31,		Three Months Ended March 31,
	2009	2008	2009	2008
Components of net periodic benefit cost
Service cost	$6,164	$6,139	$641	$739
Interest cost	10,325	8,241	1,815	1,606
Expected return on plan assets	(7,898)	(8,919)	—	—
Amortization of transition liability	48	53	—	—
Amortization of prior service cost	832	1,134	(100)	(89)
Amortization of net actuarial loss	2,517	630	28	137

Net periodic benefit cost	$11,988	$7,278	$2,384	$2,393

The Company contributed $8.6 million to its defined benefit pension plans for the three months ended March 31, 2009. The Company expects to contribute an additional $64.1 million during the reminder of fiscal year 2009. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.
PCS is a contributor to trade union multi-employer pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans if the employer withdraws from the plan or if the plan terminates. The Company’s contingent liability, if any, under these laws cannot be determined at this time. Contributions for employee benefits, including multi-employer pension plans, totaled $6.1 million for the three months ended March 31, 2009. The Company expects to contribute an additional $17.0 million during the remainder of fiscal year 2009.
NOTE 11 — FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Company adopted SFAS 157 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of March 31, 2009, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
As of March 31, 2009, the Company’s short-term investments were comprised of US government treasury bills, short-term US government agency discount notes, and short-term time deposits with highly rated commercial banks. As of December 31, 2008 the

Company’s short-term investments were comprised of US government treasury bills, short-term US government agency discount notes, Canadian government treasury bills, Canadian provincial government treasury bills and promissory notes, and short-term time deposits and banker’s acceptances with highly rated commercial banks. The fair values of the US government treasury bills of the short-term investments were determined based on observed prices in publicly quoted markets. Therefore, the Company utilized level 1 inputs under SFAS 157 to measure the fair market value of those. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these short-term investments.
The Company invested in auction rate security instruments, which were classified as long-term investments at March 31, 2009 and reflected at fair value. Due to events in the credit markets that occurred in 2007, auctions for all of these instruments have failed since latter part of that year. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flows and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of March 31, 2009. Therefore, the Company utilized level 3 inputs under SFAS 157 to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. See Note 12 for further information on the Company’s derivative instruments and hedging activities. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these derivatives.
The Company’s assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at March 31, 2009, were as follows ($000s):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	March 31, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments	$329,646	$149,910	$179,736	$—
Long-term Investments	$33,189	$—	$—	$33,189
Derivative liabilities	$42,292	$—	$42,292	$—

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments	$205,817	$74,980	$130,837	$—
Long-term Investments	$33,189	$—	$—	$33,189
Derivative liabilities	$63,005	$—	$63,005	$—
The table below provides a summary of changes in fair value for the level 3 auction rate securities. These investments were classified as long-term for the three months ended March 31, 2009 and short-term for the three months ended March 31, 2008. ($000s):

	Three Months Ended March 31,
	2009	2008
	Long-term Investments	Short-term Investments
Balance as of December 31	$33,189	$94,591
Writedown of investments	—	(22,667)

Balance as of March 31	$33,189	$71,924

NOTE 12 — FINANCIAL INSTRUMENTS
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. The Company’s hedges are designated and qualify for accounting purposes as one of the following types of hedges: hedges of the variability of future cash flows from floating rate liabilities due to the risk being hedged (“Cash Flow Hedges”), hedges of changes in fair value of liabilities due to the risk being hedged (“Fair Value Hedges”) or are derivatives that do not qualify for hedge accounting (“Non-qualifying”). For all hedges where hedge accounting is being applied, effectiveness testing and other procedures to ensure the ongoing validity of the hedges are performed monthly.
     Cash Flow Hedges
The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income (“AOCI”) in Shareholders’ equity, net of tax effects until the underlying hedged item is recognized in earnings. Amounts recorded to AOCI are then reclassified to Interest expense consistent with the expense classification of the underlying hedged item. Any ineffective portion of the change in fair value of these instruments is recorded to interest expense.
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rates. The notional value of the interest rate swaps is $1.0 billion, the fixed interest rate of the swaps is between 3.3005% and 3.707% and they expire between March 2012 and September 2013. If added to the spread over LIBOR on tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%.
     Fair Value Hedges
The Company’s designated fair value hedges consist primarily of interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate borrowings. The Company ensured that the terms of the hedging instruments and hedged items matched and that other accounting criteria were met so that the hedges were assumed to have no ineffectiveness (i.e., the Company applied the “shortcut” method of hedge accounting).
On April 18, 2008, the Company settled its interest rate swaps which qualified as fair value hedges, that converted fixed rate debt, the 10 3/8% Senior Notes, to floating debt. These interest rate swaps had a notional value of $200 million and had a fair value of $2.5 million when they were terminated on April 18, 2008. Upon the termination of these interest rate swaps the carrying value of the 10 3/8% Senior Notes, to floating debt increased $2.5 million. This amount will be recognized as an increase of interest expense and amortized using the effective interest rate method over the remaining life of the Senior Notes. During the three months ended March 31, 2009, the amount recorded as an increase of interest expense was insignificant. The Company reflected the ineffective portion of the fair value hedges in interest expense. For the three months ended March 31, 2008, there was no ineffectiveness related to fair value hedges.
     Non-qualifying
Additionally, on April 18, 2008, the Company settled the interest rate caps and floors, otherwise known as collars, related to the fair value interest rate swaps discussed above to limit its exposure to the variable USD LIBOR interest rate. These derivatives did not qualify for hedge accounting. These interest rate caps and floors had a fair value of $4.6 million when they were terminated on April 18, 2008. The Company reflects the changes in derivatives that do not qualify for hedge accounting in interest expense. For the three months ended March 31, 2008, the change in fair value of non-qualifying derivatives was a loss of $3.3 million.
The following table summarizes the fair value and presentation in the condensed consolidated balance sheets for derivatives designated as hedging instruments under SFAS 133, Accounting for Derivative Instruments and Hedging activities (“SFAS 133”) as of March 31, 2009 and December 31, 2008, respectively ($000s):

		Asset Derivatives		Liability Derivatives
		Fair Value at	Fair Value at	Fair Value at	Fair Value at
	Balance Sheet Location	3/31/09	12/31/08	3/31/09	12/31/08
Derivatives designated as hedging instruments under SFAS 133
Interest rate derivative contracts	Other Liabilities	$—	$—	$42,292	$63,005

The following table summarizes the effect of cash flow derivative instruments on the consolidated statements of income for the three months ended March 31 ,2009 and 2008 ($000s):

	Amount of Gain (Loss)				Amount of Gain (Loss)		Amount of Gain (Loss) Recognized
	Recognized in AOCI on Derivative				Reclassified from AOCI into		in Income on Derivatives
	(Effective Portion)				Income (Effective Portion) (a)		(ineffective portion) (a)
	Three Months Ended March 31,				Three Months Ended March 31,		Three Months Ended March 31,
	2009		2008		2009	2008	2009	2008
Interest rate derivative contracts	$12,635	*	$(9,431)	*	$(1,006)	$—	$—	$(14)

*	Net of tax

(a)	Amounts related to interest rate derivatives are included in Interest expense.
The Company estimates that approximately $17.8 million of unrealized loss recognized in Accumulated other comprehensive (loss) income as of March 31, 2009 will be reclassified into earnings within the next 12 months.
The following table summarizes the effect of fair value derivative instruments on the consolidated statements of income for the three months ended March 31, 2009 and 2008 ($000s):

	Amount of Gain (Loss)
	Recognized in Income on
	Derivatives (a)
	Three Months Ended March 31,
	2009	2008
Interest rate derivative contracts	$—	$5,042

(a)	Amounts related to interest rate derivatives are included in Interest expense.
The following table summarizes the effect of derivatives not designated as hedging instruments on the consolidated statements of income for the three months ended March 31 ,2009 and 2008 ($000s):

	Amount of Gain (Loss)
	Recognized in Income on
	Derivatives (a)
	Three months ended March 31,
	2009	2008
Interest rate derivative contracts	$—	$(3,298)

(a)	Amounts related to interest rate derivatives are included in Interest expense.
The Company is not required to post assets as collateral for its derivatives.
NOTE 13 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)
March 31, 2009 Common	Unlimited	433,050,161	$2,553,531

December 31, 2008 Common	Unlimited	433,004,253	$2,552,323

On March 20, 2009, the Company paid total cash dividends of $0.02 per common share. This resulted in a dividend payment of $8.6 million to shareholders.
(Loss) Earnings per Share
The following table identifies the components of basic and diluted (loss) earnings per share attributable to Gerdau Ameristeel and subsidiaries ($000s except share and (loss) earnings per share data):

	Three Months Ended March 31,
	2009	2008
Basic (loss) earnings per share attributable to Gerdau Ameristeel and Subsidiaries:
Basic net (loss) earnings	$(32,672)	$163,008

Average shares outstanding	432,320,951	432,045,344

Basic net (loss) earnings per share	$(0.08)	$0.38

Basic (loss) earnings per share attributable to Gerdau Ameristeel and Subsidiaries:
Diluted net (loss) earnings	$(32,672)	$163,008

Diluted average shares outstanding:
Average shares outstanding	432,320,951	432,045,344
Dilutive effect of stock options and share units	—	1,085,319

	432,320,951	433,130,663

Diluted net (loss) earnings per share	$(0.08)	$0.38
At March 31, 2009, options to purchase 3,942,587 (397,556 at March 31, 2008) common shares, were not included in the computation of diluted (loss) earnings per share as their inclusion would be anti-dilutive.
NOTE 14 — STOCK BASED COMPENSATION
The Company has a long-term incentive plan (“LTIP”) which is designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is based on a Black Scholes or other method for determining option values. Phantom stock, SARs and options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $10.6 million was earned by participants pursuant to the LTIP in 2008 and was granted 40% in SARs, 30% in options and 30% in phantom stock. On March 5, 2009, the Company issued 2,002,116 options, as part of this award. An award of approximately $8.3 million was earned by participants in 2007 pursuant to the LTIP and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options, under this plan. These awards are being accrued over the vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below. Expected volatilities are based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected term (in years) is determined using historical data to estimate option exercise patterns. The expected dividend yield is based on the annualized dividend rate over the vesting period. The risk free interest rate is based on the rate for US Treasury bonds commensurate with the expected term of the granted option.

	2009	2008
Risk free interest rate	1.99%	3.01%
Expected life	6.25 years	6.25 years
Expected volatility	62.95%	49.10%
Expected dividend yield	3.10%	3.08%
The grant date fair value of stock options granted during the three months ended March 31, 2009 and 2008 was $1.59 and $6.02, respectively.
During the three months ended March 31, 2009 and 2008, the compensation costs recognized by the Company for all options issued were $0.3 million and $0.2 million, respectively. At March 31, 2009, the remaining unrecognized compensation cost related to all unvested options was approximately $3.9 million and the weighted-average period of time over which this cost will be recognized is 3.0 years.
The following table summarizes stock options outstanding as of March 31, 2009, as well as activity during the three months then ended:

	Number of	Weighted-Average
	Shares	Exercise Price
Outstanding at December 31, 2008	1,307,036	$9.13
Granted	2,002,116	3.48
Exercised	(45,908)	2.04
Forfeited	(2,674)	15.86

Outstanding at March 31, 2009 (a)	3,260,570	$5.76

Options exercisable	752,418	$7.31

(a)	At March 31, 2009, the weighted-average remaining contractual life of options outstanding and exercisable was 8.5 years and 1.1 years, respectively.
At March 31, 2009 and 2008, the aggregate intrinsic value of options outstanding was $0.5 million and $9.0 million, respectively. At March 31, 2009 and 2008, the aggregate intrinsic value of options exercisable was $0.5 million and $7.6 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).
At March 31, 2009, 752,418 stock options were fully vested. An additional 2,508,152 stock options have been granted and are expected to vest over the next 4 years. The rate of forfeiture experienced by the Company has not been significant.
Cash proceeds, tax benefits and intrinsic value related to total stock options exercised and fair value of shares vested during the three months ended March 31, 2009 and 2008 are provided in the following table ($000s):

	2009	2008
Proceeds from stock options exercised	$94	$494
Tax benefit related to stock options exercised	21	664
Intrinsic value of stock options exercised	47	1,686
Total fair value of shares vested	2,310	10,586
For the three months ended March 31, 2009 and 2008 the Company recorded a non-cash pre-tax expense reversal of $1.3 million and an expense of $3.8 million, respectively, to mark-to-market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.

The following table summarizes information about options outstanding at March 31, 2009:

		Weighted-Average	Weighted-
Exercise Price	Number	Remaining	Average	Number
Range US$	Outstanding	Contractual Life	Exercise Price	Exercisable
$1.38 to $2.96	2,401,120	8.6	$3.22	399,004
$9.50 to $10.90	486,061	7.7	10.53	260,067
$15.86	373,389	8.9	15.86	93,347

	3,260,570			752,418

NOTE 15 — CONTINGENCIES AND COMMITMENTS
In September, 2008 the Company and most other major North American steel producers were named as defendants in a series of lawsuits filed in federal court in the Northern District of Illinois. The lawsuits allege that the defendants conspired to fix, raise, maintain and stabilize the price at which steel products were sold in the United States by artificially restricting the supply of such steel products.  The lawsuits, which purport to be brought on behalf of a class consisting of all direct and indirect purchasers of steel products from the defendants between January 1, 2005 and the present, seek treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Although the Company believes that the lawsuits are entirely without merit and plans to aggressively defend them, the Company cannot at this time predict the outcome of this litigation or determine the Company’s potential exposure, but if determined adversely to the Company, they could have a material adverse effect on the Company’s assets.
NOTE 16 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) steel mills which manufacture and market a wide range of Long Steel Products, including reinforcing steel bar (rebar), merchant bars structural shapes, beams, special sections and coiled wire rod and (b) downstream products which include rebar fabrication and epoxy coating, railroad spikes operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, and wire drawing. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 1. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; short-term investments; long-term investments; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes some unallocated selling and administrative expenses, interest income, interest expense, write down of long-term investments and income tax expense that may not be directly attributable to either specific segment.

Operational results for the two business segments and other financial data as of and for the three months ended March 31 are presented below ($000s):

	Three Months Ended March 31,
	2009	2008
Revenue from external customers:
Steel mills	$725,910	$1,697,085
Downstream products	311,789	334,577

Total	$1,037,699	$2,031,662

Inter-company sales:
Steel mills	$130,627	$176,702
Downstream products	—	1,460
Corp/eliminations/other	(130,627)	(178,162)

Total	$—	$—

Total sales:
Steel mills	$856,537	$1,873,787
Downstream products	311,789	336,037
Corp/eliminations/other	(130,627)	(178,162)

Total	$1,037,699	$2,031,662

Operating (loss) income:
Steel mills	$(53,332)	$293,969
Downstream products	22,791	18,642
Corp/eliminations/other	9,830	(12,285)

Total	$(20,711)	$300,326

Depreciation expense:
Steel mills	$44,583	$45,243
Downstream products	4,987	3,616
Corp/eliminations/other	2,759	3,661

Total	$52,329	$52,520

Amortization expense:
Steel mills	$13,660	$23,273
Downstream products	2,948	890
Corp/eliminations/other	—	—

Total	$16,608	$24,163

	March 31,	December 31,
	2009	2008
Segment assets:
Steel mills	$5,055,508	$5,373,934
Downstream products	761,613	880,364
Corp/eliminations/other	1,250,939	1,015,757

Total	$7,068,060	$7,270,055

Segment goodwill:
Steel mills	$1,778,057	$1,773,711
Downstream products	178,300	178,300
Corp/eliminations/other	—	—

Total	$1,956,357	$1,952,011

Segment Intangibles:
Steel mills	$476,001	$489,667
Downstream products	23,121	26,069
Corp/eliminations/other	—	—

Total	$499,122	$515,736

	Three Months Ended March 31,
	2009	2008
Capital expenditures:
Steel mills	$33,283	$24,242
Downstream products	1,402	5,198
Corp/eliminations/other	1,599	1,266

Total	$36,284	$30,706

NOTE 17 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of March 31, 2009 and December 31, 2008 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors and exchange commissions. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have joint and severally guaranteed the Company’s 10 3/8% Senior Notes due 2011 issued by GUSAP Partners, which is also a wholly-owned subsidiary of the Company. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries, like PCS, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
MARCH 31, 2009
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$6,123	$219,793	$309,683	$—	$—	$535,599
Short-term investments	—	—	329,646	—	—	329,646
Accounts receivable, net	—	54,119	357,495	154,434	—	566,048
Intercompany accounts receivable	—	—	41,609	—	(41,609)	—
Inventories	—	160,571	847,452	34,659	—	1,042,682
Deferred tax assets	—	—	26,330	—	—	26,330
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	14,601	—	14,601
Income taxes receivable	—	—	58,444	—	—	58,444
Other current assets	—	3,263	12,057	3,887	—	19,207

Total Current Assets	6,123	437,746	1,982,716	207,581	(41,609)	2,592,557

Investments in Subsidiaries	454,416	2,304,699	291,983	—	(3,051,098)	—
Investments in 50% Owned Joint Ventures	—	11,439	140,656	—	—	152,095
Long-Term Investments	—	—	33,189	—	—	33,189
Property, Plant and Equipment, net	—	255,708	1,495,196	20,807	—	1,771,711
Goodwill	—	—	1,869,437	86,920	—	1,956,357
Intangibles	—	—	491,528	7,594	—	499,122
Deferred Financing Costs	4,647	174	27,537	—	—	32,358
Other Assets	—	6,983	14,400	9,288	—	30,671

TOTAL ASSETS	$465,186	$3,016,749	$6,346,642	$332,190	$(3,092,707)	$7,068,060

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$24,289	$130,625	$14,839	$—	$169,753
Intercompany accounts payable	1,854	28,676	—	40	(30,570)	—
Accrued salaries, wages and employee benefits	—	12,018	72,728	13,022	—	97,768
Accrued interest	8,753	36	6,571	—	—	15,360
Income taxes payable	—	—	620	—	—	620
Accrued sales, use and property taxes	—	966	8,100	700	—	9,766
Current portion of long-term environmental reserve	—	—	3,706	—	—	3,706
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	38,797	—	38,797
Other current liabilities	—	653	15,094	1,071	—	16,818
Current portion of long-term borrowings	—	—	4,175	—	—	4,175

Total Current Liabilities	10,607	66,638	241,619	68,469	(30,570)	356,763

Long-term Borrowings, Less Current Portion	402,295	—	2,660,979	—	—	3,063,274
Related Party Borrowings	—	—	—	11,850	(11,850)	—
Accrued Benefit Obligations	—	62,130	280,084	—	—	342,214
Long-term Environmental Reserve, Less Current Portion	—	—	14,955	—	—	14,955
Other Liabilities	—	2,588	84,933	—	811	88,332
Deferred Tax Liabilities	—	3,556	317,129	—	—	320,685

TOTAL LIABILITIES	412,902	134,912	3,599,699	80,319	(41,609)	4,186,223

TOTAL SHAREHOLDERS’ EQUITY	52,284	2,881,837	2,746,943	251,871	(3,051,098)	2,881,837

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$465,186	$3,016,749	$6,346,642	$332,190	$(3,092,707)	$7,068,060

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2008
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$3,991	$130,955	$346,171	$1,418	$—	$482,535
Short-term investments	—	10,991	194,826	—	—	205,817
Accounts receivable, net	—	67,122	414,820	195,627	—	677,569
Intercompany accounts receivable	—	3,178	37,105	—	(40,283)	—
Inventories	—	190,878	1,031,407	45,483	—	1,267,768
Deferred tax assets	—	—	31,414	—	—	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	14,771	—	14,771
Income taxes receivable	—	—	28,455	—	—	28,455
Other current assets	—	4,479	15,002	3,455	—	22,936

Total Current Assets	3,991	407,603	2,099,200	260,754	(40,283)	2,731,265

Investments in Subsidiaries	466,017	2,358,178	273,451	—	(3,097,646)	—
Investments in 50% Owned Joint Ventures	—	11,052	150,849	—	—	161,901
Long-Term Investments	—	—	33,189	—	—	33,189
Property, Plant and Equipment, net	—	266,710	1,521,036	20,732	—	1,808,478
Goodwill	—	—	1,865,091	86,920	—	1,952,011
Intangibles	—	—	506,484	9,252	—	515,736
Deferred Financing Costs	5,154	207	29,809	—	—	35,170
Other Assets	—	7,324	14,263	10,718	—	32,305

TOTAL ASSETS	$475,162	3,051,074	$6,493,372	$388,376	$(3,137,929)	$7,270,055

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$25,520	$139,840	$17,337	$—	$182,697
Intercompany accounts payable	1,817	—	—	1,000	(2,817)	—
Accrued salaries, wages and employee benefits	—	18,137	115,754	14,353	—	148,244
Accrued interest	19,259	36	35,185	—	—	54,480
Income taxes payable	—	—	2,983	—	—	2,983
Accrued sales, use and property taxes	—	975	11,934	993	—	13,902
Current portion of long-term environmental reserve	—	—	7,599	—	—	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	45,687	—	45,687
Other current liabilities	—	2,397	18,028	507	—	20,932
Current portion of long-term borrowings	—	—	1,893	—	—	1,893

Total Current Liabilities	21,076	47,065	333,216	79,877	(2,817)	478,417

Long-term Borrowings, Less Current Portion	401,999	—	2,665,995	—	—	3,067,994
Related Party Borrowings	—	—	—	38,300	(38,300)	—
Accrued Benefit Obligations	—	63,698	275,357	—	—	339,055
Long-term Environmental Reserve, Less Current Portion	—	—	11,151	—	—	11,151
Other Liabilities	—	2,993	112,265	—	834	116,092
Deferred Tax Liabilities	—	3,826	320,028	—	—	323,854

TOTAL LIABILITIES	423,075	117,582	3,718,012	118,177	(40,283)	4,336,563

TOTAL SHAREHOLDERS’ EQUITY	52,087	2,933,492	2,775,360	270,199	(3,097,646)	2,933,492

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$475,162	$3,051,074	$6,493,372	$388,376	$(3,137,929)	$7,270,055

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2009
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$145,855	$813,311	$78,533	$—	$1,037,699

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	116,386	751,918	62,573	—	930,877
Selling and administrative	—	7,099	39,812	9,389	—	56,300
Depreciation	—	6,588	44,029	1,712	—	52,329
Amortization of intangibles	—	—	14,949	1,659	—	16,608
Other operating (income) expense , net	—	2,200	25	71	—	2,296

	—	132,273	850,733	75,404	—	1,058,410

INCOME (LOSS) FROM OPERATIONS	—	13,582	(37,422)	3,129	—	(20,711)

(LOSS) EARNINGS FROM 50% OWNED JOINT VENTURES	—	(457)	(9,787)	—	—	(10,244)

INCOME (LOSS) BEFORE OTHER EXPENSES AND INCOME TAXES	—	13,125	(47,209)	3,129	—	(30,955)

OTHER EXPENSES
Interest expense	10,800	219	28,131	—	—	39,150
Interest income	(1)	(179)	(1,164)	(57)	—	(1,401)
Intercompany interest	—	(93)	7,526	163	(7,596)	—
Foreign exchange (gain) loss, net	—	(5,121)	2,307	81	—	(2,733)
Amortization of deferred financing costs	507	28	2,271	—	—	2,806
Other income	—	(7,596)	—	—	7,596	—

	11,306	(12,742)	39,071	187	—	37,822

(LOSS) INCOME BEFORE INCOME TAXES	(11,306)	25,867	(86,280)	2,942	—	(68,777)

INCOME TAX EXPENSE (BENEFIT)	106	(1,124)	(33,150)	35	—	(34,133)

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,412)	26,991	(53,130)	2,907	—	(34,644)

EQUITY EARNINGS (LOSS) OF SUBSIDIARIES	11,608	(61,635)	3,190	—	46,837	—

NET INCOME (LOSS)	$196	$(34,644)	$(49,940)	$2,907	$46,837	$(34,644)

Less: Net (Loss) Income attributable to noncontrolling interest	—	(1,972)	—	(1,972)	1,972	(1,972)

NET INCOME (LOSS) ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$196	$(32,672)	$(49,940)	$4,879	$44,865	$(32,672)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$224,233	$1,726,346	$81,083	$—	$2,031,662

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	196,349	1,340,543	63,735	—	1,600,627
Selling and administrative	—	5,746	43,519	5,311	—	54,576
Depreciation	—	7,544	44,093	883	—	52,520
Amortization	—	—	23,748	415	—	24,163
Other operating (income) expense , net	—	(510)	(64)	24	—	(550)

	—	209,129	1,451,839	70,368	—	1,731,336

INCOME FROM OPERATIONS	—	15,104	274,507	10,715	—	300,326

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	18,380	—	—	18,380

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	15,104	292,887	10,715	—	318,706

Interest expense	10,800	—	41,039	—	—	51,839
Interest income	(8)	(1,253)	(5,294)	(108)	—	(6,663)
Intercompany interest	—	(1,225)	8,968	346	(8,089)	—
Foreign exchange (gain) loss, net	—	(3,786)	(117)	25	—	(3,878)
Amortization of deferred financing costs	507	34	2,149	1	—	2,691
Writedown of short-term investments	—	—	22,667	—	—	22,667

	11,299	(6,230)	69,412	264	(8,089)	66,656

(LOSS) INCOME BEFORE INCOME TAXES	(11,299)	21,334	223,475	10,451	8,089	252,050

INCOME TAX EXPENSE	107	2,181	82,359	—	—	84,647

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,406)	19,153	141,116	10,451	8,089	167,403

EQUITY EARNINGS OF SUBSIDIARIES	11,605	148,250	6,288	—	(166,143)	—

NET INCOME	199	167,403	147,404	10,451	(158,054)	167,403

Less: Net (Loss) Income attributable to noncontrolling interest	—	4,395	—	4,395	(4,395)	4,395

NET INCOME (LOSS) ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$199	$163,008	$147,404	$6,056	$(153,659)	$163,008

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2009
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income (loss)	$196	$(34,644)	$(49,940)	$2,907	$46,837	$(34,644)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	—	6,588	44,029	1,712	—	52,329
Amortization of intangibles	—	—	14,949	1,659	—	16,608
Amortization of deferred financing costs	507	28	2,271	—	—	2,806
Deferred income taxes	—	—	(3,770)	—	—	(3,770)
Loss on disposition of property, plant and equipment	—	—	863	71	—	934
Loss from 50% owned joint ventures	—	457	9,787	—	—	10,244
Distributions from 50% owned joint ventures	—	—	405	—	—	405
Cash dividends received	23,210	—	17,689	—	(40,899)	—
Equity earnings of subsidiaries	(11,608)	61,635	(3,190)	—	(46,837)	—
Compensation benefit from share-based awards	—	(301)	(1,001)	—	—	(1,302)
Excess tax benefits from share-based payment arrangements	—	—	(21)	—	—	(21)
Writedown of inventory	—	474	17,952	—	—	18,426

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	11,242	57,490	41,193	—	109,925
Inventories	—	24,736	165,963	10,823	—	201,522
Other assets	—	92	3,106	1,168	—	4,366
Liabilities	(10,173)	25,571	(148,602)	(12,748)	—	(145,952)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,132	95,878	127,980	46,785	(40,899)	231,876

INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(4,391)	(31,321)	(572)	—	(36,284)
Proceeds from disposition of property, plant and equipment	—	—	1,058	121	—	1,179
Proceeds from related party borrowings	—	—	26,450	—	(26,450)	—
Purchases of investments	—	—	(269,688)	—	—	(269,688)
Proceeds from sales of investments	—	10,810	134,887	—	—	145,697

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	—	6,419	(138,614)	(451)	(26,450)	(159,096)

FINANCING ACTIVITIES
Payments on related party borrowings	—	—	—	(26,450)	26,450	—
Payments on term borrowings	—	—	(2,626)	—	—	(2,626)
Cash dividends	—	(8,646)	(23,210)	(17,689)	40,899	(8,646)
Distributions to subsidiary’s minority shareholder	—	—	—	(3,593)	—	(3,593)
Proceeds from exercise of employee stock options	—	94	—	—	—	94
Excess tax benefits from share-based payment arrangements	—	—	21	—	—	21

NET CASH USED IN FINANCING ACTIVITIES	—	(8,552)	(25,815)	(47,732)	67,349	(14,750)

Effect of exchange rate changes on cash and cash equivalents	—	(4,907)	(39)	(20)	—	(4,966)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,132	88,838	(36,488)	(1,418)	—	53,064

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,991	130,955	346,171	1,418	—	482,535

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,123	$219,793	$309,683	$—	$—	$535,599

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$199	$167,403	$147,404	$10,451	$(158,054)	$167,403
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	—	7,544	44,093	883	—	52,520
Amortization of intangibles	—	—	23,748	415	—	24,163
Amortization of deferred financing costs	507	34	2,149	1	—	2,691
Deferred income taxes	—	1,372	(3,206)	—	—	(1,834)
(Gain) loss on disposition of property, plant and equipment	—	(365)	(182)	24	—	(523)
Income from 50% owned joint ventures	—	—	(18,380)	—	—	(18,380)
Distributions from 50% owned joint ventures	—	—	10,404	—	—	10,404
Cash dividends received	—	—	3,746	—	(3,746)	—
Facility closure expenses	—	—	990	—	—	990
Equity earnings of subsidiaries	(11,605)	(148,250)	(6,288)	—	166,143	—
Compensation cost from share-based awards	—	543	2,645	—	—	3,188
Writedown of investments	—	—	22,667	—	—	22,667
Excess tax benefits from share-based payment arrangements	—	—	(664)	—	—	(664)
Writedown of inventory	—	—	2,211	—	—	2,211
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(26,964)	(108,352)	6,120	—	(129,196)
Inventories	—	5,540	(49,393)	(5,281)	—	(49,134)
Other assets	—	4,758	(5,145)	(747)	—	(1,134)
Liabilities	13,104	38,456	42,117	(3,440)	(4,343)	85,894

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,205	50,071	110,564	8,426	—	171,266

INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(4,302)	(25,674)	(730)	—	(30,706)
Proceeds from disposition of property, plant and equipment	—	—	1,261	41	—	1,302
Asset transfer from non-guarantor to guarantor	—	—	3,746	—	(3,746)	—

NET CASH USED IN INVESTING ACTIVITIES	—	(4,302)	(20,667)	(689)	(3,746)	(29,404)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	498	—	—	498
Payments on term borrowings	—	(24)	(1)	—	—	(25)
Cash dividends	—	(116,665)	—	(3,746)	3,746	(116,665)
Distributions to subsidiary’s minority shareholder	—	—	—	(3,065)	—	(3,065)
Proceeds from exercise of employee stock options	—	494	—	—	—	494
Excess tax benefits from share-based payment arrangements	—	—	664	—	—	664

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(116,195)	1,161	(6,811)	3,746	(118,099)

Effect of exchange rate changes on cash and cash equivalents	—	(2,138)	1	(43)	—	(2,180)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,205	(72,564)	91,059	883	—	21,583

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21	155,606	391,165	570	—	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,226	$83,042	$482,224	$1,453	$—	$568,945

GERDAU AMERISTEEL
Executive office
4221 W. Boy Scout Blvd. — Suite 600
Tampa, FL 33607
Phone: 813.286.8383
Investor relations
Phone: 813.319.4896
Fax: 813.207.2355
ir@gerdauameristeel.com
GERDAU GR0UP
Executive office
Av. Farrapos, 1811
Bairro Floresta — Porto Alegre — RS — Brazil
CEP 90220-005
Phone:+55 (51) 3323.2000
Investor relations
Phone:+55 (51) 3323.2703
Fax:+55 (51) 3323.2281
E-mail: acionistas@gerclau.com.br
or inform@gerdau.com.br
www.gerdau.com.br/ri
TRANSFER AGENT
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
Phone: 1.800.387.0825 / 416.643.5500
inquiries@cibcmellon.com